Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Item 2	Date of Material Change

June 9, 2026

Item 3	News Release

News release disclosing the material change was disseminated through the GlobeNewswire on June 11, 2026, and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On June 11, 2026, the Company announced closing of its previously announced acquisition of Skip Dynamix Corporation (“Skip Dynamix”), currently known as Pwise, Inc., as described in the Company’s news release dated May 18, 2026 (the “Transaction”). The aggregate purchase price for the Transaction was up to US$7,525,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On June 11, 2026, the Company announced closing of the Transaction. The aggregate purchase price for the Transaction was up to US$7,525,000, consisting of:

●	a cash payment of US$2,525,000 paid at closing;

●	US$2,500,000 in Draganfly common shares (“Draganfly Shares”) at a deemed price of US$6.46 per share, issuable pursuant to a special warrant, subject to each founder remaining actively engaged with Draganfly until at least the first anniversary of closing; and

●	up to US$2,500,000 in earn-out consideration, payable in cash or up to 80% in Draganfly Shares (at Draganfly’s discretion) at a deemed price of US$6.46 per share, subject to achievement of certain business milestones.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer

Tel: 1.800.979.9794

Item 9	Date of Report

June 16, 2026

Forward-Looking Statements

This material change report contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information include, but are not limited to, statements with respect to Draganfly’s integration plans with respect to Skip Dynamix’s products, the size of the drone market, the ability of the Company to complete sales of its products to defense organizations, expected benefits of the Transaction, expected additional revenues, expected growth, revenue synergies, strategic goals, results of operations, performance, industry trends and growth opportunities. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the expected benefits of the Transaction and additional revenues may not materialize; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses; currency fluctuations; regulatory restrictions; liability; competition; loss of key employees; and other related risks and uncertainties. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Draganfly which are available on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.